Exhibit 99.2

PRESS RELEASE

Plastic Energy and TotalEnergies sign an Agreement for an
Advanced Recycling Project in Spain

Paris/London, 11 January, 2022 – Plastic Energy and TotalEnergies have announced a new agreement to promote the development of advanced plastic recycling. Under this agreement, Plastic Energy plans to build a second advanced recycling plant in Sevilla, Spain, in addition to their existing operational plant, which will transform end-of-life plastic waste into a recycled feedstock called TACOIL using Plastic Energy’s patented recycling technology. TotalEnergies will convert this raw material into virgin-quality polymers, which can be used for food-grade packaging.

The plant will process and convert 33,000 tons of post-consumer end-of-life plastic waste yearly, that would otherwise be destined for landfill or incineration. The plant is expected to become operational in early 2025, with TACOIL to be used for the manufacturing of high-quality polymers in TotalEnergies’ European-based production units, following a successful processing experimentation in TotalEnergies’ petrochemical platform in Antwerp. With identical properties to virgin ones, the recycled polymers will be suitable for use in food-grade applications, such as flexible and rigid food packaging containers.

Plastic Energy and TotalEnergies are both firmly committed to develop plastics recycling to address the issue of plastic waste, and to build a circular economy in Europe and globally. In line with this commitment, TotalEnergies and Plastic Energy have announced in September 2020 a joint venture to build a plastic waste conversion facility with a capacity of 15,000 tonnes per year at the TotalEnergies Grandpuits zero-crude platform in France. The project is expected to be operational in 2023.

Additionally, Plastic Energy, Freepoint Eco-Systems and TotalEnergies announced a strategic partnership in October 2021 for a similar recycling plant in Texas, U.S.A. This plant, which is a joint venture between Plastic Energy and Freepoint Eco-systems, will have the capacity to recycle 33,000 tonnes of plastic waste per year, and is expected to be operational by mid-2024. Under the agreement, TACOIL will be converted by TotalEnergies in its Texas-based production units.

“I am pleased to announce another new Plastic Energy plant in Spain, and a new collaboration agreement with our partner, TotalEnergies” said Carlos Monreal, founder and CEO of Plastic Energy. “This new large-scale recycling plant will be an impactful addition to our existing portfolio of operational plants in Spain and will allow for an increase in the amount of end-of-life plastics that we can recycle in Europe.”

“This new project with Plastic Energy in Spain follows two collaboration projects already announced in France and the U.S. Those projects contribute to addressing the challenge of the circular economy and to our ambition of producing 30% recycled and renewable polymers by 2030,” said Valérie Goff, Senior Vice President, Polymers at TotalEnergies.

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About Plastic Energy Ltd.

Plastic Energy is a global leader in chemical recycling, offering a sustainable solution to help prevent plastic waste, transforming previously unrecyclable plastic waste into a valuable resource. Our patented and proven chemical recycling technology converts end-of-life plastic waste into an optimal feedstock (TACOIL) for making virgin-quality recycled plastics. Plastic Energy currently has two chemical recycling plants that are in constant operation in Spain and is one of the few companies worldwide that has sold TACOIL from the conversion of end-of-life plastic waste to replace fossil oils in the manufacturing of new plastics. We are leading our field in the transition to a low-carbon circular economy for plastics. Visit our website at www.plasticenergy.com and follow us on Twitter and Linkedin.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Plastic Energy contact

•	press@plasticenergy.com or +44 (0)7557 969 966

TotalEnergies Contacts

•	Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
•	Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).